Filed by BlackRock Enhanced Equity Dividend Trust
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6
under the Securities and Exchange Act of 1934, as amended

Subject Company:  BlackRock Enhanced Equity Dividend Trust
Commission File No. 811-21784

PLEASE VOTE NOW!

WE NEED YOUR HELP!

IMPORTANT NOTICE:

BLACKROCK EQUITY DIVIDEND TRUST (“BDV”)

BLACKROCK ENHANCED EQUITY DIVIDEND TRUST (“BDJ”)

We recently mailed you proxy materials relating to proposals to be voted on at a joint Special Shareholder Meeting of BDV and BDJ.  The special shareholder meeting has been adjourned until January 26, 2012 at 2 P.M. EST to allow shareholders more time to submit their voting instructions.  The adjourned meeting will be held at the offices of BlackRock, Inc., 1 University Square Drive, Princeton, NJ 08540-6455.

This letter was sent because you held shares in one or more funds on the record date and we have not received your vote.  Please help us avoid further adjournments, phone calls, costs and mailings by promptly voting your shares.

It is important that you vote.

You can cast your vote by using one of the following options:

1. Vote Online - by logging onto the website listed on the enclosed voting instructions form;

2. Vote by Touch-Tone Phone - by calling the toll free number on the voting instructions form and following the instructions; or

3. Vote By Mail - by completing and returning your executed voting instructions form in the postage paid envelope provided.

Remember, your vote is very important and counts.  Please exercise your shareholder rights and vote today.

If you have any questions about the proposals, you may call Georgeson Inc., each fund’s proxy solicitor, toll free at 1-866-856-2826.

If you have already voted, please disregard this notice.

 Thank you for voting.